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                             October 26, 2023

       Frederick G. Vogt
       Interim Chief Executive Officer
       Iovance Biotherapeutics, Inc.
       825 Industrial Road
       Suite 400
       San Carlos , California

                                                        Re: Iovance
Biotherapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-36860

       Dear Frederick G. Vogt:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years Ended December 31, 2022 and 2021 Research and Development Expense, page 92

   1. Please revise your future filings to disclose your research and development costs incurred for each of your key
product candidates, including, but not limited to lifileucel, for all periods presented. To
the extent that you do not track expenses by product candidate, program, or indication,
disclose that fact and explain why you do not maintain and
                                                        evaluate research and
development cost in this manner. For unallocated research and development expenses,
provide a breakdown by type or nature of expense. Please
                                                        assure that the sum
reconciles to the total research and development expense for the period on the
Consolidated Statements of Operations. Please provide us with your proposed disclosure,
and tell us in which periodic report the proposed disclosure will be included.
 Frederick G. Vogt
Iovance Biotherapeutics, Inc.
October 26, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Li Xiao at 202-551-4391 or Ibolya Ignat at 202-551-3636 with any questions.



FirstName LastNameFrederick G. Vogt                       Sincerely,
Comapany NameIovance Biotherapeutics, Inc.
                                                          Division of
Corporation Finance
October 26, 2023 Page 2                                   Office of Life
Sciences
FirstName LastName